S2C Global Systems, Inc.

Letterhead

April 10, 2006

United States Securities and Exchange Commission

Mr. Albert Yarashus

100 F Street N.E.

Washington, D.C. 20549-3651

Re:

S2C Global Systems, Inc.

Form 10-SB, Amendment 4

Filed February 16, 2006

File No. 0-51529

Dear Mr. Yarashus:

S2C Global Systems, Inc., (the “Company”), has received your comment letter dated February 6, 2006, (“comment letter”) pertaining to the above referenced registration statement on Form 10-SB (the “Registration Statement”).  Amendment No. 4 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required be Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Directors, Executive Officers, Promoters and Control Persons, page 10

1.

We reissue comment 34 in our letter dated October 21, 2005 and comment 7 dated December 14, 2005.  Given the limited executive officers you have and your limited operations, it is unclear why you believe that your four vice presidents for product development, sales, technology, and marketing are not significant employees.

Response:

We have amended our Registration Statement to address the termination of employment contracts and to disclose our intent to employ independent contractors as needed.  We have further disclosed that Management believes termination of the employment contracts will not impact the business of the Company.

We have also updated our Registration Statement to reflect the most recent financial statements and current status of the Company.

Please be advised that S2C acknowledges that:

1188 West Georgia Street, Suite 1650, Vancouver, B.C. Canada V6E 4A2

v.604-629-2461 f.604-608-3562

United States Securities and Exchange Commission

Mr. Albert Yarashus

April 10, 2006

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

S2C GLOBAL SYSTEMS, INC.

/s/ Roderick C. Bartlett

Roderick C. Bartlett

Chief Executive Officer

1188 West Georgia Street, Suite 1650, Vancouver, B.C. Canada V6E 4A2

v.604-629-2461 f.604-608-3562